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                                                                   Exhibit 99.1

[AEGON LOGO APPEARS HERE]
                                                                         205722

                                                                  PRESS RELEASE

AEGON PROPOSES CHANGES TO ITS CORPORATE GOVERNANCE TO INCREASE AUTHORITY OF SHAREHOLDERS

DUTCH LARGE COMPANY REGIME ABOLISHED; VOTING POWER VERENIGING AEGON (THE "ASSOCIATION") REDUCED

AEGON N.V. intends to revise its corporate governance and will propose to its shareholders to abolish the Dutch large company regime (currently applied on a voluntary basis), to increase the authority of AEGON N.V.'s shareholders.

With the proposed changes AEGON N.V. leaves behind a corporate governance regime that dates back to the time the company was mainly active in the Netherlands. AEGON N.V. believes this change is consistent with emerging global best practices in corporate governance.

The proposal to amend the Articles of Association of AEGON N.V., necessary to accomplish the intended changes in corporate governance, was sent to shareholders today.

As announced at the time of publication of the full year results 2002 on March 6, 2003, the Annual General Meeting of Shareholders will take a decision regarding the proposed amendments on April 17, 2003.

The proposed changes include the following:

o AEGON N.V. will end its voluntary application of the Dutch large company regime.

o The General Meeting of Shareholders will have the authority to appoint or remove members of both the Supervisory Board and of the Executive Board, which if this takes place other than at the nomination from the Supervisory Board will require a 2/3rd majority vote in a general shareholders' meeting representing more than half of AEGON N.V.'s issued share capital.

o The annual accounts will be adopted by the General Meeting of Shareholders.

o Since the recapitalization of September 2002 the voting power of the Association in AEGON N.V. has been 33 percent. In line with what was announced in September 2002 and subject to the proposed changes to AEGON N.V.'s corporate governance the Association has agreed to reduce its voting rights under normal circumstances, based on the general principle of one vote per common share and one vote per preferred share.

o The voting rights under normal circumstances will be calculated by dividing the number of preferred shares and common shares held by the Association by the total number of voting shares of AEGON N.V. Based on current numbers, this would amount to 23.6 percent.

o However, in the event of a special cause, such as a hostile takeover bid, the Association will be entitled to exercise its full voting rights of 33 percent, based on one vote per common share and 2.08 votes per preferred share. The full voting rights per preferred share are the result of the increase of the nominal value per preferred share from 12 eurocent to 25 eurocent and the corresponding reduction of the number of outstanding preferred shares from 440.000.000 to 211.680.000. As a result, the economic value and the voting rights of the common shares and the preferred shares (based on the share price of a common share in September 2002) will be the same.

o The Association shall determine itself whether a special cause, such as a hostile takeover bid, exists. The Association will have the right to exercise the full voting power on its preferred shares for up to six months per special cause.

o The Association's agreement to limit its voting power with respect to each preferred share to one vote per share under normal circumstances will be incorporated in the Preferred Shares Voting Rights Agreement to be entered into by the Association and AEGON N.V. Through the agreement the Association will comply with its obligation to disclose how it will use its full voting power.

o The option currently exercisable by the Association to purchase additional preferred shares in order to protect it against dilution of its voting power in AEGON N.V. as a result of a new share

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         issuance will be adjusted to the new situation through an amendment of the 1983 Merger Agreement.

o The representation of AEGON N.V. in the board of the Association will be reduced. The board of the Association will have seven members, two of whom are appointed by AEGON N.V.

o The changes in AEGON N.V.'s corporate governance will be submitted to the General Meeting of Shareholders for approval as an integrated proposal, comprising the amendment to the Articles of Association of AEGON N.V., the Preferred Shares Voting Rights Agreement and the Amendment of the 1983 Merger Agreement.

For a further explanation of this press release we would refer to the attachment. The legal documents - the Articles of Association of AEGON N.V., the Preferred Shares Voting Rights Agreement and the Amendment of the 1983 Merger Agreement - relevant to this press release will be published on AEGON N.V.'s website: www.aegon.com.

--------------------------------------------------------------------------------

The Hague, 20 March 2003

Inquiries:

AEGON N.V.               Group Communications               Investor Relations
                         + 31 70 344 83 44                  + 31 70 344 83 05


For background information on AEGON N.V. please visit the company's web site at www.aegon.com

Note to the editors (not for publication): Representatives of the media may attend the Annual General Meeting of Shareholders on April 17, 2003 from 14.00 MET at AEGON N.V.'s headquarters, AEGONplein 50, The Hague. They are kindly requested to report to Group Communications.

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EXPLANATORY NOTES

Since AEGON N.V. was formed through the merger between AGO Holding N.V. and Ennia N.V. in 1983, AEGON N.V. has applied the so-called large company regime. This regime was introduced in Dutch corporate law in the early seventies to apply to large companies in the Netherlands.

The main characteristic of the large company regime is that certain authority, normally vested with shareholders, is vested with the Supervisory Board. The Supervisory Board has the right to appoint and remove its own members and the members of the Executive Board, and to adopt the annual accounts (which are subsequently approved by the General Meeting of Shareholders).

Although in 1983 AEGON N.V. already had businesses outside the Netherlands, it was largely a Dutch company at that time, for which the large company regime was appropriate. During the past twenty years AEGON N.V. has developed into a leading global life insurance provider, with well over sixty percent of its activities outside the Netherlands and more than 85 percent of its employees working outside the Netherlands. Therefore, AEGON N.V. has considered whether the large company regime is still appropriate for it.

Following internal discussions, AEGON N.V. has decided to propose a number of changes to its corporate governance, with the purpose to modernize AEGON N.V.'s corporate governance structure and to give more authority to shareholders. AEGON N.V. believes these changes to be consistent with emerging global best practices in corporate governance nowadays.

The changes include:

Large company regime

AEGON N.V. will eliminate its voluntary application of the Dutch large company regime. The (mitigated) large company regime as a result will be applied at the level of AEGON The Netherlands.

After elimination of the large company regime, the Supervisory Board of AEGON N.V. will no longer appoint or remove members of both the Supervisory Board and of the Executive Board. In the proposed situation the General Meeting of Shareholders will have the authority to appoint and remove members of both the Supervisory Board and the Executive Board, which, if this takes place other than at the nomination from the Supervisory Board, will require a 2/3rd majority vote in a General Meeting of Shareholders representing over 50 percent of AEGON N.V.'s issued share capital.

Under the large company regime, a number of resolutions of the Executive Board are subject to the approval of the Supervisory Board. It is being proposed to the General Meeting of Shareholders, however, that going forward the Supervisory Board will continue to have the authority to approve certain major corporate transactions such as the issuance of shares, forming of joint ventures or the investment in another company.

The complete list of resolutions subject to Supervisory Board approval has been included in the proposed new Articles of Association.

Under the large company regime the annual accounts are adopted by the Supervisory Board and approved by the General Meeting of Shareholders. In the new situation the annual accounts will be adopted by the General Meeting of Shareholders.

The Association

Until September 2002, the Association was AEGON N.V.'s major shareholder, owning approximately 52 percent of AEGON N.V.'s voting power. As a result of the recapitalization of AEGON and the secondary offering by the Association in September 2002, the voting power of the Association was reduced as of that date to 33 percent. The Association currently owns all of the outstanding preferred shares and approximately twelve percent of the outstanding common shares.

The Association reinvested part of the proceeds of the September 2002 sale in AEGON N.V. through an increase of paid-in capital on existing AEGON preferred shares held by the Association. In connection therewith it is proposed to the General Meeting of Shareholders to reduce the number of outstanding preferred shares from 440.000.000 to 211.680.000 and to increase the nominal value per preferred share to 25 eurocent. By doing that, the economic value and the voting power of the common shares and the preferred shares (based on the share price of a common share in September 2002) will be the same.

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In line with what was announced in September 2002 and subject to the changes proposed to AEGON N.V.'s corporate governance the Association has agreed to reduce its voting rights under normal circumstances, based on the general principle of one vote per common share and one vote per preferred share.

The voting rights under normal circumstances will be calculated by dividing the number of preferred shares and common shares held by the Association by the total number of voting shares of AEGON N.V. At present, this is 23.6 percent. However, in the event of a special cause, such as a hostile takeover bid, the Association will be entitled to exercise its full voting rights of 33 percent. This full voting power is based on one vote per common share and 2.08 votes per preferred share. This full voting power per preferred share is the result of the increase of the nominal value per preferred share.

The Association's agreement to limit its voting power with respect to each preferred share to one vote per share under normal circumstances, is incorporated in the Preferred Shares Voting Rights Agreement between the Association and AEGON N.V. Through the agreement the Association will comply with its obligation to disclose how it will use its full voting power.

The Association shall determine itself whether a special cause, such as a hostile takeover, exists. The Association will have the right to exercise full voting power on its preferred shares for up to six months per special cause. The key principle is that the voting rights on the preferred shares will be limited to one vote per share under normal circumstances. If the Association is of the opinion that a special cause exists, the Association will communicate this to the General Meeting of Shareholders. For each special cause the use of the full voting power will expire six months after this communication and than the voting rights on the preferred shares will once again be limited to one vote per share.

Pursuant to the 1983 Merger Agreement, the Association has the option to take additional preferred shares so as to protect the Association against dilution to below 50 percent as a result of a new share issuance by AEGON N.V. According to the new situation the anti-dilution protection will be reduced to the level of 33 percent.

Pursuant to this option the Association will have the right to take preferred shares each time AEGON N.V. issues common shares that would dilute the voting power of the Association. The Association is entitled to take so many preferred shares as to avoid dilution of its voting power below 33 percent. Any new preferred shares issued pursuant to this option will be designated as class B preferred shares. The existing preferred shares will be designated class A preferred shares.

The representation of AEGON N.V. in the board of the Association will be reduced. The board of the Association will have seven members, two of whom are appointed by AEGON N.V. The current two members of the Supervisory Board of AEGON N.V. sitting on the board of the Association will resign and terminate their membership of the Association.

The changes in AEGON N.V.'s corporate governance will be submitted to the General Meeting of Shareholders for approval as an inclusive proposal, comprising the amendment to the Articles of Association of AEGON N.V., the Preferred Shares Voting Rights Agreement and the Amendment of the 1983 Merger Agreement.

AEGON The Netherlands

The Dutch large company regime will apply AEGON The Netherlands in a mitigated form.

The Central Works Council has positively advised with regard to the proposed changes in corporate governance. These changes will have the following effect on employee participation. A covenant which regulates the consultation structure between the Executive Board of AEGON N.V. and the Central Works Council already exists. This covenant will be amended, because it was agreed that, as a result of the changes in corporate governance, the Central Works Council will be entitled to recommend one member of the Supervisory Board of AEGON The Netherlands. With this agreement, AEGON N.V. and the Central Works Council anticipate a bill already introduced in the Dutch Parliament, as a result of which the Central Works Council will have enhanced authority regarding the appointment of Supervisory Board members. Furthermore, it has been agreed that the Central Works Council will be consulted concerning the nomination of one member of the Supervisory Board of AEGON N.V.

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Statement of Morris Tabaksblat, chairman of the Supervisory Board of AEGON N.V.:

"If shareholders agree to the proposals, AEGON N.V. will have a modern corporate governance regime, adapted to meet international corporate governance standards, in which there is a clear role for the Supervisory Board members, for management and for shareholders. By eliminating the Dutch large company regime, the influence of shareholders will increase. I am convinced that, with this modernization, the interests of all parties directly or indirectly involved with AEGON N.V. will be served equally and fairly".

Statement of Don Shepard, chairman of the Executive Board of AEGON N.V.:

"In 1983, when AEGON was established, a logical choice was made in favor of the large company regime, since AEGON at that time was largely a Dutch company. Over the past twenty years AEGON has developed into a leading, multinational life insurance group. With the coherent set of changes proposed to our shareholders we will be able to enhance this development. With the new corporate governance AEGON will keep up with the requirements currently expected of a transparent multinational corporation".

Statement of Pe Kohnstamm, chairman of the Association AEGON:

"The Association feels entirely comfortable with the forthcoming changes in AEGON N.V.'s corporate governance. The role of shareholders is completely clear. We are especially pleased that a good interpretation will be given to the role of the Association AEGON. We will be able - in accordance with our objectives - to continue to look after the interests of all stakeholders of AEGON N.V. And under very special circumstances, we will be able to protect shareholders, policyholders and staff temporarily, so that management will have the chance to balance the pros and cons of any opportunities".

Statement of Jan Lautenbach, chairman of the Central Works Council:

"The Central Works Council acknowledges that AEGON has to update its corporate governance from time to time. I would like to emphasize that the coming changes are legal in character and will not influence the position of our employees. We have discussed the proposed changes in all openness and in a harmonious way. We are satisfied with the final outcome and are pleased with the way employees' representation at group level is arranged".

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Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

o changes in the performance of financial markets, including emerging markets, including:

-- the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-- the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;

o    the frequency and severity of insured loss events;

o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

o    changes affecting interest rate levels;

o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;

o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

o    acts of God, acts of terrorism and acts of war;

o    changes in the policies of central banks and/or foreign governments;

o    customer responsiveness to both new products and distribution channels;

o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.